Rule 424(b)(3)

Registration No. 333-136144

PROSPECTUS SUPPLEMENT NO. 1

VIRAGEN, INC.

67,000,000 Units

This Supplement No. 1 supplements the Final Prospectus of Viragen, Inc. dated October 30, 2006 (the “Prospectus”). The information contained in this Supplement should be considered together with the more detailed information and financial data, including the “Risk Factors,” included in the Prospectus and the Exhibits filed with the registration statement of which the Prospectus forms a part.

The information in the Prospectus under the caption “Prospectus Summary – Recent Events” is hereby supplemented by adding the following paragraph thereto:

“On December 22, 2006, our majority-owned subsidiary, Viragen International, Inc., entered into a licensing agreement with Orphan Australia Proprietary Limited that grants exclusive rights to Orphan Australia to market, sell and distribute Multiferon® (multi-subtype, human alpha interferon) in Australia and New Zealand. Orphan Australia will initially focus its marketing efforts for Multiferon® to target the treatment of high-risk malignant melanoma. The agreement, which is for a term of 10 years, provides Viragen International with an up-front license fee, and additional milestone payments to be paid upon receipt of reimbursement authorization for Multiferon® in Australia and possibly other countries to be added later. We estimate the agreement to be valued at approximately $10-15 million (USD) per year for us, pending regulatory approval and reimbursement authorization, and based on revenue forecasts for peak year sales. Orphan Australia will also purchase its supply of Multiferon® from Viragen at agreed-upon pricing. Product sales under the agreement are subject to local regulatory approvals and medical reimbursement authorizations. It is expected that the regulatory approval process in Australia will take approximately 12-18 months to be followed by the reimbursement authorization process. Clinicians who demand Multiferon® for their patients prior to regulatory approval will be able to obtain it on a “Named-Patient” basis according to local regulatory mechanisms.”

Except as set forth above, the Prospectus dated October 30, 2006 remains in full force and effect.

The date of this prospectus is October 30, 2006, as supplemented on December 29, 2006